                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          ___________________________

                                 SCHEDULE 13D
                          ___________________________

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Omnipoint Corporation
                             ---------------------
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
                    --------------------------------------
                        (Title of Class of Securities)


                                   68212D102
                                   ---------
                                (CUSIP number)


                         Allen & Company Incorporated
                               711 Fifth Avenue
                              New York, NY 10022
                                (212) 832-8000
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 23, 1998
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box: [ ]

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                      PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Allen & Company Incorporated
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,535,082 (Includes warrants to purchase 1,300,603
                                     shares of Common Stock)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,535,082 (Includes warrants to purchase 1,300,603
                                     shares of Common Stock)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,535,082 (Includes warrants to purchase 1,300,603 shares of Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BD,CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                      PAGE 3 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Avance Capital
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      N/A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,778,266
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,778,266

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,778,266

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                      PAGE 4 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Madison Dearborn Capital Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,190,156 (Includes warrants to purchase 229,167
                                    shares of Common Stock)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,190,156 (Includes warrants to purchase 229,167
                                     shares of Common Stock)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,190,156 (Includes warrants to purchase 229,167 shares of Common
                Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN,IV
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                     PAGE 5 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas G. Smith
      Grantor Remainder Annuity Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
      [_]
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      N/A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            659,759

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             659,759

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      659,759

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                     PAGE 6 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard L. Fields
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
      [_]
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            441,118 (Includes options to purchase 123,750 shares
                                  of Common Stock)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             441,118 (Includes options to purchase 123,750 shares
                                  of Common Stock)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      441,118 (Includes options to purchase 123,750 shares
              of Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                      PAGE 7 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Evelyn R. Goldfine
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
      [_]
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            387,909 (Includes options to purchase 304,075 shares
                                  of Common Stock)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,250
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             387,909 (Includes options to purchase 304,075 shares
                                  of Common Stock)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,250
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      387,909 (Includes options to purchase 304,075 shares of Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                      PAGE 8 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George F. Schmitt
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
      [_]
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,488,330 (Includes options to purchase 1,285,837
                                    shares of Common Stock)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,488,330 (Includes options to purchase 1,285,837
                                    shares of Common Stock)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,488,330 (Includes options to purchase 1,285,837 shares of Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                     PAGE 9 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James J. Ross
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
      [_]
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,422,820 (Includes options to purchase 840,375 shares
                                    of Common Stock)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,422,820 (Includes options to purchase 840,375 shares
                                    of Common Stock)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,422,820 (Includes options to purchase 840,375 shares of
                Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                     PAGE 10 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James J. Ross Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
      [_]
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      N/A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            291,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             291,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      291,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

Item 1. Security and Issuer.
        --------------------

        This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Omnipoint Corporation, a Delaware corporation (the "Issuer"). The Issuer's executive offices are located at 3 Metro Center, Bethesda, Maryland 20814.

Item 2. Identity and Background.
        ------------------------

        The name, present position and address of each director and executive officer of Allen & Company Incorporation ("Allen & Co.") and of each director and executive officer of the general partner of Madison Dearborn Capital Partners, L.P. ("MDCP"), are set forth in Schedule I and Schedule II hereto, respectively and are incorporated herein by reference. Information on the other Filing Persons is set forth in
        Schedule III and are incorporated herein by reference.

        During the last five years, none of the Filing Persons, nor any of their respective executive officers, directors or general partners, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        Not applicable.

Item 4. Purpose of Transaction.
        -----------------------

        Allen & Co., Avance Capital, MDCP , Douglas G. Smith Grantor Annuity Remainder Trust, Richard L. Fields, Evelyn R. Goldfine, George F. Schmitt, James J. Ross and James J. Ross Trust (collectively, the "Filing Persons") entered into an agreement with VoiceStream Wireless Corporation, a Washington corporation ("VoiceStream"), the Issuer and certain stockholders of VoiceStream named therein, dated as of June 23, 1999 (the "Voting Agreement"). Pursuant to the Voting Agreement, each Filing Person has agreed to vote his/her shares of Omnipoint Common Stock in favor of (i) the adoption and approval of the Agreement and Plan of Reorganization by and between VoiceStream, VoiceStream Wireless Holding Corporation, a Delaware corporation and the Issuer, dated June 23, 1999 (the "Reorganization Agreement"), and (ii) the proposed merger contemplated by the Reorganization Agreement and any other matters necessary to consummate the transactions contemplated in the Reorganization Agreement.

        The foregoing description of the Voting Agreement is subject to, and qualified in its entirety by reference to, the Voting Agreement, a copy of which is filed as exhibit hereto and incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.
        --------------------------------------

        (a) Upon exercise of outstanding options and warrants, the Filing Persons will have the right to vote for up to an aggregate of 16,963,622 shares of Issuer's Common Stock, representing 30.18% of the issued and outstanding Common Stock.

        (b) Upon exercise of outstanding options and warrants, each Filing Person shares the power to vote or direct the vote of an aggregate of 16,963,622 shares of Common Stock of the Issuer.

        (c) No transactions in the Issuer's Common Stock were effected by Filing Persons or, to the knowledge of any of the Filing Persons, any of the Persons listed on Schedules I, II and III hereto, during the past 60 days from the date hereof.

        (d)  Not applicable.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

        See Item 4 above.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

        99.1  The Voting Agreement.

                                  Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  July 16, 1999



                            ALLEN & COMPANY INCORPORATED



                            By:  /s/ Richard L. Fields
                               --------------------------------
                            Name:  Richard L. Fields
                            Title: Executive Vice President and
                                   Managing Director


                            AVANCE CAPITAL



                            By:  /s/ Douglas G. Smith
                               --------------------------------
                            Name:  Douglas G. Smith
                            Title: Sole Proprietor


                            MADISON DEARBORN CAPITAL
                             PARTNERS, L.P.
                            By: Madison Dearborn Partners, L.P., its General Partner
                            By: Madison Dearborn Partners, Inc., its General Partner



                            By:  /s/ James N. Perry, Jr.
                               --------------------------------
                            Name:  James N. Perry, Jr.
                            Title: Managing Director

                            DOUGLAS G. SMITH Grantor Remainder Annuity Trust



                            By:  /s/ Gabriela Smith
                               ---------------------------------------------
                            Name:  Gabriela Smith
                            Title:  Trustee



                            By:  /s/ Richard L. Fields
                               ---------------------------------------------
                             Richard L. Fields, in his individual capacity



                            By:  /s/ Evelyn R. Goldfine
                               ---------------------------------------------
                             Evelyn R. Goldfine, in her individual capacity



                            By:  /s/ George F. Schmitt
                               ---------------------------------------------
                             George F. Schmitt, in his individual capacity



                            By:  /s/ James J. Ross
                               ---------------------------------------------
                             James J. Ross, in his individual capacity



                            By:  /s/ James J. Ross
                               ---------------------------------------------
                             Name:  James J. Ross
                             Title:  Trustee

                                   Schedule I
                                   ----------

    The name and position of each director and officer of Allen & Company Incorporated is set forth below. The business address of each person listed below is 711 Fifth Avenue, New York, New York 10022-3194.

          --------------------------------------------------------------------------------------------------
                                                              Principal Occupation (i.e., Position With
          Name                                                       Allen & Company Incorporated
          --------------------------------------------------------------------------------------------------
          Herbert A. Allen                                President, Managing Director, Director, Chief
                                                          Executive Officer
          --------------------------------------------------------------------------------------------------
          Herbert A. Allen III                            Vice President, Director
          --------------------------------------------------------------------------------------------------
          Grace Allen                                     Director
          --------------------------------------------------------------------------------------------------
          Glenn A. Andreas III                            Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Eran S. Ashany                                  Vice President, Director
          --------------------------------------------------------------------------------------------------
          Edmund M. Bleich                                Vice President
          --------------------------------------------------------------------------------------------------
          Jay B. Bockhaus                                 Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Denise Calvo-Silver                             Vice President, Director
          --------------------------------------------------------------------------------------------------
          Dominick J. Cantalupo                           Co-Chief Operations Officer, Vice President
          --------------------------------------------------------------------------------------------------
          Marvyn Carton                                   Director - Emeritus
          --------------------------------------------------------------------------------------------------
          Gaetano J. Casillo                              Chief Compliance Officer, Vice President
          --------------------------------------------------------------------------------------------------
          Toby R. Coppel                                  Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Robert H. Cosgriff                              Chief Administrative Officer, Executive Vice
                                                          President, Managing Director, Director
          --------------------------------------------------------------------------------------------------
          Richard M. Crooks, Jr.                          Director
          --------------------------------------------------------------------------------------------------
          Thalia V. Crooks                                Vice President, Director
          --------------------------------------------------------------------------------------------------
          Mary L. Cullen                                  Vice President, Secretary, Director
          --------------------------------------------------------------------------------------------------
          Robert A. Dean                                  Vice President, Director
          --------------------------------------------------------------------------------------------------
          Orin F. Devereaux                               Vice President, Director
          --------------------------------------------------------------------------------------------------
          Daniel Englander                                Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Howard M. Felson                                Assistant Secretary, Vice President, Controller
          --------------------------------------------------------------------------------------------------
          Anthony J. Ferrante                             Treasurer
          --------------------------------------------------------------------------------------------------
          Richard L. Fields                               Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------
          Paul A. Gould                                   Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------
          John G. Hall                                    Vice President, Director
          --------------------------------------------------------------------------------------------------
          George N. Jeppson                               Vice President - Elect
          --------------------------------------------------------------------------------------------------
          John H. Josephson                               Vice President, Director
          --------------------------------------------------------------------------------------------------
          Clarke R. Keough                                Vice President, Director
          --------------------------------------------------------------------------------------------------
          Donald R. Keough                                Chairman of the Board, Director
          --------------------------------------------------------------------------------------------------
          Kaveh A. Khosrowshahi                           Vice President, Director
          --------------------------------------------------------------------------------------------------
          LeRoy Kim                                       Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Neal Koop                                       Vice President
          --------------------------------------------------------------------------------------------------
          Nathaniel C.A. Kramer                           Vice President
          --------------------------------------------------------------------------------------------------
          Terry Allen Kramer                              Director
          --------------------------------------------------------------------------------------------------
          Irwin H. Kramer                                 Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------

          --------------------------------------------------------------------------------------------------
          Suzanne G. Kucera                               Vice President, Director
          --------------------------------------------------------------------------------------------------
          Robert J. Kurz                                  Vice President
          --------------------------------------------------------------------------------------------------
          Andreas L. Lazar                                Vice President - Elect
          --------------------------------------------------------------------------------------------------
          William F. Leimkuhler                           Assistant Secretary, Vice President, General
                                                          Counsel
          --------------------------------------------------------------------------------------------------
          Jonathan A. Lipton                              Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Dan W. Lufkin                                   Special Advisor to the Board of Directors
          --------------------------------------------------------------------------------------------------
          Robert A. Mackie                                Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------
          Robert Maiden, Jr.                              Vice President
          --------------------------------------------------------------------------------------------------
          Terence C. McCarthy                             Co-Chief Operations Officer, Vice President
          --------------------------------------------------------------------------------------------------
          Robert C. Miller                                Vice President, Director
          --------------------------------------------------------------------------------------------------
          Kenneth L. Miltonberger                         Chief Technology Officer
          --------------------------------------------------------------------------------------------------
          Terrence C. Morris                              Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Brian J. Murphy                                 Vice President, Director
          --------------------------------------------------------------------------------------------------
          Louis J. Mustacchio                             Vice President
          --------------------------------------------------------------------------------------------------
          Walter T. O'Hara, Jr.                           Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------
          Christine R. Olenchalk                          Vice President
          --------------------------------------------------------------------------------------------------
          Nancy B. Peretsman                              Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------
          Patrick S. Perry                                Vice President, Director
          --------------------------------------------------------------------------------------------------
          Eugene Protash                                  Vice President, Assistant Secretary
          --------------------------------------------------------------------------------------------------
          James W. Quinn                                  Director, Vice President
          --------------------------------------------------------------------------------------------------
          James S. Rubin                                  Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Daniel J. Sapadin                               Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Philip D. Scaturro                              Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------
          John A. Schneider                               Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------
          Daniel J. Selmonosky                            Vice President, Director
          --------------------------------------------------------------------------------------------------
          Enrique F. Senior                               Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------
          Joseph E. Sheehan                               Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Stanley S. Shuman                               Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------
          John M. Simon                                   Executive Vice President, Managing Director,
                                                          Director
          --------------------------------------------------------------------------------------------------
          Kenneth M. Siskind                              Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Ian G. Smith                                    Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Everett K. Wallace                              Vice President - Elect
          --------------------------------------------------------------------------------------------------
          Dennis J. Warfield                              Vice President, Chief Information Officer
          --------------------------------------------------------------------------------------------------
          Kim M. Wieland                                  Executive Vice President, Managing Director,
                                                          Director, Chief Financial Officer
          --------------------------------------------------------------------------------------------------
          Edward D. Weinberger                            Director
          --------------------------------------------------------------------------------------------------

                                  Schedule II
                                  -----------

    Madison Dearborn Partners, L.P. is the general partner of Madison Deaborn Capital Partners, L.P. Madison Dearborn Partners, Inc. is the general partner of Madison Dearborn Partners, L.P. The name and position of each director and executive officer of Madison Dearborn Partners, Inc. are set forth below. The business address of each person listed below is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

          --------------------------------------------------------------------------------------------
          Name                                                Present Principal Position
          --------------------------------------------------------------------------------------------
          John A. Canning, Jr.                                President, Chief Executive Officer and
                                                              director
          --------------------------------------------------------------------------------------------
          Gary J. Little                                      Managing Director, Vice President and
                                                              Chief Financial Officer
          --------------------------------------------------------------------------------------------
          David F. Mosher                                     Managing Director and Secretary
          --------------------------------------------------------------------------------------------
          Nicholas W. Alexos                                  Managing Director
          --------------------------------------------------------------------------------------------
          Benjamin D. Chereskin                               Managing Director
          --------------------------------------------------------------------------------------------
          Paul J. Finnegan                                    Managing Director
          --------------------------------------------------------------------------------------------
          William J. Hunckler, III                            Managing Director
          --------------------------------------------------------------------------------------------
          Justin S. Huscher                                   Managing Director
          --------------------------------------------------------------------------------------------
          Samuel M. Mencoff                                   Managing Director
          --------------------------------------------------------------------------------------------
          James N. Perry, Jr.                                 Managing Director
          --------------------------------------------------------------------------------------------
          Thomas R. Reusche                                   Managing Director
          --------------------------------------------------------------------------------------------
          Timothy P. Sullivan                                 Managing Director
          --------------------------------------------------------------------------------------------
          Paul R. Wood                                        Managing Director
          --------------------------------------------------------------------------------------------

                                 Schedule III
                                 ------------

    The name and present principal occupation of Filing Persons other than the ones set forth in Schedules I and II are set forth below. Except for Mr. James
J. Ross and his trust, whose business address is at 317 Madison Avenue, Suite 1410, New York, New York 10017, the business address of each of the Filing Person named below has his/her business address at 3 Bethesda Metro Center, Bethesda, Maryland 20814.

          --------------------------------------------------------------------------------------------------
          Name                                      Present Principal Occupation
          --------------------------------------------------------------------------------------------------
          Richard L. Fields                         Executive Vice President and Managing Director of Allen
                                                    & Company Incorporated
          --------------------------------------------------------------------------------------------------
          Evelyn R. Goldfine                        Chief Administrator Officer of Omnipoint Corporation
          --------------------------------------------------------------------------------------------------
          George F. Schmitt                         Executive Vice President of Omnipoint Corporation
          --------------------------------------------------------------------------------------------------
          James J. Ross                             Venture capitalist and Of Counsel to Becker Ross Stone
                                                    DeStafano & Klein
          --------------------------------------------------------------------------------------------------
          Avance Capital                            --
          --------------------------------------------------------------------------------------------------
          Douglas G. Smith GRAT                     --
          --------------------------------------------------------------------------------------------------
          James J. Ross Trust                       --
          --------------------------------------------------------------------------------------------------